[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 4 2008
DIVISION OF MARKET REGULATION

SEC 08033032 ISSION

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SEC FILE NUMBER
8- 10533

ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2007 (MM/DD/YY) AND ENDING 04/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

K. W. Chambers & Co. 7800 Forsyth Blvd., 7th Floor
(No. and Street)

Clayton, (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt (314) 236-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

15 Sunnen Drive, #108 (Address) St. Louis, (City) MO (State) 63143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 20 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K. W. Chambers & Co., as of April 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jan Bradshaw - Notary Public
Notary Seal, State of
Missouri - St. Louis County
Commission #05519333
My Commission Expires 5/8/2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control required by rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K. W. CHAMBERS & CO.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended April 30, 2008

K. W. CHAMBERS & CO.

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
K. W. Chambers & Co.

We have audited the accompanying statement of financial condition of K. W. Chambers & Co. as of April 30, 2008, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K. W. Chambers & Co. as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

St. Louis, Missouri
June 25, 2008

K. W. CHAMBERS & CO.
STATEMENT OF FINANCIAL CONDITION
Year Ended April 30, 2008

ASSETS

CASH	$	43,273
RECEIVABLES FROM BROKERS OR DEALERS		28,562
SECURITIES OWNED, AT MARKET VALUE		77,950
	$	149,785

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES		
Payable to brokers or dealers	$	24,088
Accounts payable and accrued liabilities		16,020
		40,108
OWNERSHIP EQUITY		
Common stock, $1.00 par value;		
30,000 shares authorized, 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		79,159
		123,677
Less treasury stock, at cost - 4,500 shares		(14,000)
		109,677
	$	149,785

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF INCOME (LOSS)
Year Ended April 30, 2008

REVENUES	
Commissions	$ 527,061
Gain on firm securities investment accounts	862
Revenue from sale of investment company shares	1,010,827
Account supervision and investment advisory fees	470,910
Other	251,497
Total revenues	2,261,157
EXPENSES	
Employee compensation and benefits	365,525
Commissions	1,507,347
Regulatory fees and expenses	3,111
Other expenses	369,943
Total expenses	2,245,926
INCOME BEFORE INCOME TAXES	15,231
INCOME TAX PROVISION	(16,568)
NET LOSS	$ (1,337)

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
Year Ended April 30, 2008

	Shares of Common Stock		Common Stock Issued	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Ownership Equity
	Issued	Treasury					
BALANCE AT MAY 1, 2007	17,500	(4,500)	$ 17,500	$ 27,018	$ 80,496	$ (14,000)	$ 111,014
NET LOSS	-	-	-	-	(1,337)	-	(1,337)
BALANCE AT APRIL 30, 2008	17,500	(4,500)	$ 17,500	$ 27,018	$ 79,159	$ (14,000)	$ 109,677

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF CASH FLOWS
Year Ended April 30, 2008

OPERATING ACTIVITIES	
Net loss	$ (1,337)
Adjustments to reconcile net loss to net cash used by operating activities	
Gain on firm securities investment accounts	(862)
Reinvestment of dividends	(4,522)
Changes in	
Receivables from brokers or dealers	117,498
Other assets	200
Payable to brokers or dealers	(78,520)
Accounts payable and accrued liabilities	(65,035)
Net cash used by operating activities	(32,578)
CASH AND CASH EQUIVALENTS, Beginning	75,851
CASH AND CASH EQUIVALENTS, Ending	$ 43,273
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 34,199

See notes to financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

History and Business Activity

The Company was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee, and the Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company had cash deposits in financial institutions in excess of the federally insured limit by $96,951 at April 30, 2008.

Receivables From Brokers or Dealers

Receivables are carried net of allowance for doubtful accounts. The allowance for doubtful accounts is increased by provisions charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in the character and size of the balance, past and expected future loss experience and other pertinent factors. There was no allowance for doubtful accounts related to these accounts at April 30, 2008.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities

Securities, which consist of mutual funds, are recorded at market value as determined by quoted market prices. The resulting difference between cost and market value is included in operations.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities.

The Company files its income tax returns using the cash basis of accounting.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $94,995 which was $69,995 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

NOTE 3 — POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(K)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

NOTE 4 — LEASES

The Company leases its office space on a month-to-month basis from a related party. Rent expense was $33,719 for the year ended April 30, 2008.

NOTE 5 — RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The principal stockholder of the Company is also the president of the Company's clearing house. The Company received commission income of $857,642 and paid expenses of $286,452 to the related party. Additionally, the Company received $30,939 in rebates from the related party based upon the volume of trades processed and also received $22,129 of interest income from the related party associated with the Company's client account balances.

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the Financial Industry Regulatory Authority (FINRA), refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $470,910.

NOTE 6 — INCOME TAXES

A reconciliation of income taxes computed at the federal statutory rate and the income tax expense for the year ended April 30, 2008, is as follows:

Income Taxes at Statutory Rate	$ 5,179
Difference Due to Graduated Rates	(10,233)
State Income Taxes, Net of Federal Benefit	3,779
Permanent Tax Differences	19,629
Other	(1,786)
	$ 16,568

NOTE 7 — NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109". This Interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 was originally effective for fiscal years beginning after December 15, 2006; however, on February 1, 2008, FASB issued Staff Position No. 48-2, which deferred the effective date to annual financial statements for fiscal years beginning after December 15, 2007 for nonpublic companies. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

NOTE 7 — NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" (SFAS No. 157) which relates to the definition of fair value, the methods used to estimate fair value and the requirement of expanded disclosures about estimates of fair value. SFAS No. 157 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The effective date of SFAS No. 157 was extended to fiscal years beginning after November 15, 2008 by FASB Staff Position No. 157-2 issued February 2008. At this time, we have not completed our review and assessment of the impact of adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity's fiscal year that begins after November 15, 2007. At this time, we have not completed our review and assessment of the impact of adoption of SFAS No. 159.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). SFAS No. 161 is intended to improve the financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosures of derivative features that are credit risk related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company anticipates no impact as a result of the adoption of SFAS No. 161.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

K. W. CHAMBERS & CO.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
Year Ended April 30, 2008

SCHEDULE 1

COMPUTATION OF NET CAPITAL	
Total ownership equity	$ 109,677
Deductions and/or changes	
Nonallowable assets	
Other receivables	283
Net capital before haircuts on securities positions	109,394
Haircuts on securities positions	14,398
Net capital	$ 94,996
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Payable to brokers or dealers	$ 24,088
Accounts payable and accrued liabilities	16,020
Total aggregate indebtedness	$ 40,108
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 25,000
Excess net capital	$ 69,996
Percentage of aggregate indebtedness to net capital	42 %

The Company's net capital of $94,996 is $69,996 in excess of the $25,000 minimum net capital requirement of the National Futures.

Reconciliation with the Company's computation of net capital (included in Part IIA of Form X-17A-5 as of April 30, 2008):

Net capital as reported in Company's Part II (unaudited)	
Focus Report	$ 90,099
Adjustment for income tax accrual	(5,103)
Adjustment to decrease accrual for consulting fees	10,000
Net capital per above	$ 94,996

Statement Pursuant to Rule 15c3-3: the Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
K. W. Chambers & Co.

In planning and performing our audit of the financial statements and supplemental schedule of K. W. Chambers & Co. for the year ended April 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by K. W. Chambers & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements covered by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is intended to be and should not be used by anyone other than these specified parties.

UHY LLP

St. Louis, Missouri
June 25, 2008

END